July 16, 2025

David Chuang
Chief Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 8, 2025
           File No. 333-285391
Dear David Chuang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Form F-1/A filed July 8, 2025
General

1. Please revise your cover page to comply with the registration statement cover page requirements of Form F-1 and ensure that you check all of the appropriate boxes on the cover page.
 July 16, 2025
Page 2

      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:   Gary J. Ross